UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

April 30, 2020

(Date of Report (Date of earliest event reported))

MogulREIT I, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0487554
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10780 Santa Monica Blvd, Suite 140

Los Angeles, CA, 90025

(Full mailing address of

principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On April 30, 2020, we issued an investor communication discussing the current market in light of the coronavirus outbreak and the potential impact on our offering. The text of the communication is set forth below.

Dear Investor,

First and foremost, we send our best wishes to you and yours and hope you are staying healthy and safe through this challenging time.

The purpose of this communication is to provide an update on the current Net Asset Value (NAV) per share and Offering Price for MogulREIT I, as well as the approved distribution for the month of April 2020:

●	NAV per share decreased from $9.70 per share to $9.45 per share

●	Offering Price decreased from $10.00 per share to $9.45 per share

●	Distributions for April 2020 are approved at 6% annualized, calculated on our most recent NAV per share of $9.45

NAV per share:

As of March 31, 2020, NAV per share for MogulREIT I decreased from $9.70 per share to $9.45 per share. The decrease is reflective of the novel coronavirus (COVID-19) crisis impacting both public and private capital markets and underlying asset valuations of our joint venture equity investments. COVID-19’s effect on the public markets has been volatile and immediate, as evidenced by 20%+ moves in the S&P 500 index within just the last three months. While the private markets can be slower to react and reflect the economic toll of the pandemic, there is no doubt that commercial property owners of all types are feeling the negative impact in the short term.

That said, as we look forward, we are encouraged by MogulREIT I’s position to capitalize on new opportunities, as well as the quality of our existing portfolio of assets. As we recently communicated, in Q1 2020, four assets paid off in full and a fifth paid off in Q2. Since inception of MogulREIT I, 15 assets have successfully paid off representing over $37 million of investments, or approximately 55% of funds invested to date. We are proud of this track record as it speaks to our strict underwriting discipline. With a healthy cash balance on hand, MogulREIT I is poised to act quickly to acquire assets should distressed or more attractive pricing present itself in this downtrodden market.

As shared in prior investor updates, approximately 12 months ago, we were concerned about the potential for an economic downturn and saw the risk adjusted return for mezzanine debt and preferred equity decline significantly. Coupled with declining interest rates, we made the decision to make joint venture equity investments to take advantage of low interest rates as a borrower. For these equity investments, we focused on cash flow generating assets that allowed us the potential to generate a strong risk-adjusted yield. While we are unsure of the speed or specific nature of a potential recovery from this crisis, we feel we are invested in high-quality assets with equity appreciation potential in the long term, which can hopefully counter this more immediate impact to valuation.

Offering Price:

Historically MogulREIT I has offered its shares at a price per share of $10.00 (the higher of $10.00 per share or NAV per share). Given the unprecedented level of disruption and ongoing uncertainty caused by the pandemic, and after carefully considering the impact of COVID-19 on our portfolio, we have determined that it is in the best interests of our shareholders to change the offering price per share to equal $9.45, our most recently announced NAV per share. This calculation of our offering price per share shall remain in effect until further notice. The price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular.

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Distribution:

The monthly distribution for April 2020 has been approved at $0.0015491803/ share, representing a 6% annualized return on the $9.45 NAV per share price. This distribution will be paid to investors on/about May 15th.

While the current yield represents a decrease from the previous rate of 8% on NAV per share of $9.70, we are pleased that our underlying assets have maintained performance to support such a yield in current market conditions. In addition, we are generating this yield with cash on our balance sheet and no leverage on the Pohlig Apartments investment. We consider these to be prudent, defensive moves that we believe are warranted for this time until we can uncover the right opportunities in this market and take advantage of low-priced debt for the Pohlig Apartments investment.

MogulREIT I’s primary mandate is to provide cash flow to investors by virtue of investing in a diversified portfolio of high-quality assets with favorable risk adjusted returns. Given what we are seeing in the market and our competitive set, we are proud that we continue provide cash flow to our investors.

Looking forward:

As mentioned, MogulREIT I will be actively seeking opportunities for new acquisitions with a specific focus on distressed or discounted asset pricing. MogulREIT I has no portfolio level leverage, which we feel puts us in a conservative position to weather what could potentially be a longer-term storm. Our current portfolio stands defensively oriented to absorb COVID-19’s detrimental impact, and we hope to sustain reliable cash flow going forward.

We thank you for entrusting your capital with us, and we will continue to apply our strict discipline and investment oversight on your behalf. If you have any questions, please feel free to reach out to our Investor Relations teams at 646-921-8716.

Thank you,

The RealtyMogul Team

*All securities are offered through North Capital, a member of FINRA & SIPC.

/s/ Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
Chief Executive Officer and Chief Financial Officer	Portfolio Manager

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT I, LLC

By:	RM Adviser, LLC
Its:	Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer and Chief Financial Officer

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Portfolio Manager

Date:	April 30, 2020

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